Mail Stop 3561

January 12, 2006

Connie Linder, President
Panorama Investments Corp.
Suite 720 -999 West Broadway
Vancouver, British Columbia, Canada V5Z 1K5

       RE:  Panorama Investments Corp.  ("the company")
               Amendment No. 2 to Registration Statement on
               Form 10-SB
               Filed December 15, 2005
               File No.  0-51414

Dear Ms. Linder:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Sales and Marketing, page 7

1. In the penultimate paragraph of this section, please make clear that with respect to the statement "[W]e anticipate this will change dramatically over the next twelve months as we generate brand recognition and are able to launch our marketing campaign" That there is no assurance that such result will occur or when such a result might occur.









Advertising, page 8

2.	With respect to the sentence, "...we plan to launch an
advertising campaign during March, 2006 by placing ads in trade magazines...", please add if true that this will include "Metohos" magazine.

3.	If the company does execute an agreement with "Metohos"
magazine, please outline the material provisions and file the agreement as an exhibit to the registration statement as required by
Item 601(b) of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 if you have any questions regarding the financial statements and related matters.
Please contact Janice McGuirk at (202) 551-3395 with any other questions.




Sincerely,




John Reynolds

Assistant Director